UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

☐ Form 10-K   ☒ Form 20-F   ☐ Form 11-K  ☐ Form 10-Q   ☐ Form 10-D   ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: December 31, 2020

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Jowell Global Ltd.

Full Name of Registrant

N/A
Former Name if Applicable

2nd Floor, No. 285 Jiangpu Road, Yangpu District
Address of Principal Executive Office (Street and Number)

Shanghai, China 200082
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2020 within the prescribed time period without unreasonable effort or expense because additional time is required to complete the preparation of the Company's financial statements in time for filing. The Company anticipates filing its Form 20-F on or before the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Zhiwei Xu	86-21	5521-0174
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☒ Yes    ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes   ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Jowell Global Ltd.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 30, 2021	By:	/s/ Zhiwei Xu
Zhiwei Xu
	Title:	Chief Executive Officer

Anticipated Changes

We anticipate that we will report the following changes in the results of operations from the 2020 fiscal year:

Compared to the year ended December 31, 2019, sales of cosmetic products increased slightly by about $230,000 or 1.25% in 2020. The slight increase in cosmetic products revenue is primarily due to 2.45% increase in weighted average unit price of the products sold and partially offset by slight decrease of 1.18% in the quantity of products sold. In 2019, we launched a new premium brand, Yasi. Along with our initial introduction of the new brand to the market, we provided a relatively high marketing discount to promote the sale of the new brand products. In 2020, as our sales of the new brand products were relatively stable, we lowered the discounts provided resulting in slight increase in weighted average unit selling price and slight decrease in quantity sold.

Revenue generated from health and nutritional supplements revenue stream increased by about $29.7 million or 131.00%. The significant increase is mainly attributable to the increase in quantity sold of 119%. Additionally, the weighted average selling price of products sold in this revenue stream also increased by about 5.47% comparing the two years. In 2020, due to the spread of COVID-19, health related concerns increased significantly in China. Customers showing much more interest in purchasing and consuming our health and nutritional supplement products that regulate and enhance their immune system during the pandemic. The increase in customer demand led to increase in quantity sold comparing 2020 to 2019. Furthermore, due to government-imposed restrictions in early 2020 and the fear of infection, a significant portion of the consumers’ demand fulfilled through traditional offline retail stores before the pandemic was replaced by online purchases. This dramatical change in consumer’s behavior also benefits us as an online retailer and led to increase in sales in the health and nutritional supplements revenue stream.

 Comparing to the year ended December 31, 2019, in the year ended December 31, 2020, our household products revenue increased by about $5.1 million or 24.7%. The increase is primarily attributable to 50.9% increase in weighted average unit price for products sold and is partially offset by 17.4% decrease in quantity sold. The increase in weighted average unit price for products sold and decrease in quantity of products sold comparing the two periods is mainly due to we sold more higher unit price products such as Longrich energy pot and Longrich water purifier in 2020 than in 2019. Furthermore, in 2020 we released new products to the market, including massager and slow cooker. The successful of these new products to the market also contributed to increase in revenue generated from household products revenue stream.

Our total operating expenses increased by about $31.7 million or 52.7% from $60.1 million in the 2019 to $91.8 million in 2020. All categories of our operating expenses increased in 2020 comparing to 2019. The increase is attributable to the increase in sales and related to the expansion of our operations.

Compared to 2019, cost of sales of cosmetic products increased by about $883,000 or 5.2% from $17.1 million in 2019 to about $17.9 million in 2020. The increase is due to an increase in the average unit cost of $0.10 or 6.4%. The increase is partially offset by decrease of 132,715 units or 1.18% in quantity sold comparing 2020 to 2019. The increase in average unit cost is mainly due to the change in the mix of cosmetic products sold comparing the 2 periods. In 2020, we sold more high-end products with higher unit cost, including products under our premium brand, Yasi, than in 2019.

The cost of sales of health and nutritional supplements increased by about $25.8 million or 122.3% from $21.1 million in 2019 to $46.8 million in 2020. The increase is primarily attributable to increase in quantity sold. Comparing to 2019, we have sold about 119% more units of products in 2020. There is also a slight increase of about 1.49% in weighted average unit cost which also contribute to the increase in cost of sales of health and nutritional supplements. The significant increase in quantity sold is due to arising health related concerns in 2020 caused by the global spread of COVID-19.

The cost of sales of household products increased by about $3.7 million or 20.5% from $18.0 million 2019 to $21.7 million in 2020. The increase is due to increase of weighted average unit cost of $0.65 per unit or 45.84% comparing the two years. The increase is partially offset by the decrease in quantity sold. Compared to 2019, in 2020, the quantity sold decreased by about 17.4%. The increase in weighted average unit cost and decrease in quantity sold are mainly due to change in the product mix. In 2020, we sold more high unit cost products than in 2019.

Compared to the 2019, in 2020 general and administrative expenses increased by $0.92 million or 80.1%. The increase was primarily attributable to an increase in expenses related to preparation for the public listing and IPO of approximately $0.9 million in fiscal year 2020.

Income from operations in the year ended December 31, 2020 and 2019 was $5.1 million and $1.7 million, respectively. The increase in income from operations is mainly due to the increase in our revenue comparing the two periods. Income from operations accounted for 5.3% and 2.8% of revenue in 2020 and 2019, respectively. The slight increase in income from operations to revenue ratio is mainly attributable to slight decrease in cost of sales and fulfilment expenses as a percentage to revenue.

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